Management Discussion and Analysis

May 31, 2015

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and nine month period ended May 31, 2015 and 2014 and the audited consolidated financial statements for the years ended August 31, 2014 and 2013.  The MD&A was prepared as of July 15, 2015.  All amounts are in Canadian dollars, unless otherwise specified.

Highlights – for the nine months ended May 31, 2015

Financial:

•

On July 8, 2015, the Company announced that it successfully secured unrestricted $1.53 million dollar "bullion loans”.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. The bullion loans may be repaid in cash or common shares of the Company or gold in specified form.  If the bullion loans are paid back by bullion, the valuation date for such bullion will the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.27658 per share.  Interest is payable quarterly, either in cash or in shares at a price of US$0.27658 per share. There is no prepayment penalty.

An 8% finder’s fee of $122,400 is payable by the issuance of 442,548 common shares at a price of $0.27658 per share. The bullion loans and payment of the finder’s fee are subject to approval of the TSX.

•

Subsequent to the period ended May 31, 2015, as of June 16, 2015, the lender redeemed the remaining outstanding balance of $632,217 of convertible senior notes payable (pursuant to the convertible senior note financing discussed below) into shares, which resulted in the issuance of 2,011,383 common shares with a fair value of $721,462 reducing the balance of convertible senior notes to $nil.

•

On March 25, 2015, the Company amended the terms of its convertible senior note financing, the first drawdown from escrow under which successfully closed on December 29, 2014.

Under the original financing terms, notes in the principal amount of US$10,000,000 were issued at an 8% discount, yielding an initial funding amount of US$9,200,000. The initial (closing) drawdown from escrow was US$1,766,558, and the balance of the funded amount (less expenses of issue) was placed in escrow to be available for future drawdowns, subject to the Company meeting certain financial ratios. The notes were to bear interest at 8% per annum, payable monthly.

The outstanding principal at the time of the amendment was US$9,250,000 representing the original USD$10,000,000 less the payment made as part of the lenders “mandatory redemption option”. The previously escrowed funds were returned to the lender -- under the amended financing, there is no escrow of funds -- and the outstanding principal amount of the notes was reduced to US$1,450,000. Interest at 8% per annum has thereafter been calculated on the

Management Discussion and Analysis

May 31, 2015

reduced principal amount only, effective from March 1, 2015. A maximum of US$300,000 in cash was repayable in April, 2015, pursuant once again to the lender’s "mandatory redemption option."

The reduced amount of outstanding notes remained convertible at the option of the lender at 115% of the 5-day volume-weighted average trading price on the NYSE MKT of the Company's common shares as at December 9, 2014 (being US$0.98). The terms of the 982,143 share purchase warrants issued to the lender on closing are unchanged; they remain exercisable for 5 years at the conversion price, and the lender may also opt to receive interest in common shares in lieu of cash at that price. The maturity of the notes remained 24 months prepayable at the option of the Company 6 months after the original closing. The lender was entitled to resume mandatory redemptions of up to US$750,000 monthly commencing in May, 2015 payable in cash or, subject to registration and certain financial criteria, shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price).  As noted, the lender opted to redeem the entire outstanding principal in shares and the loan is now fully repaid.

The lender will be entitled to advance up to an additional US$4,000,000 to the Company in exchange for 8% discount notes subject to the same maturity and repayment terms (and entitlement to share purchase warrants) as currently apply, with a conversion price of US$0.98, subject to downward adjustment to US$0.50, from and after September 30, 2015, under certain market conditions. In consideration of the amendments agreed to, the lender received 500,000 common shares of the Company

•

On December 29, 2014, the Company closed the issuance of US$10,000,000 in convertible senior notes and up to 3,642,857 common share purchase warrants to an institutional lender. The facility was increasable to US$15,000,000, subject to financial criteria.  Forefront Capital acted as Placement Agent.

The notes were issuable at an 8% discount, with an initial funding amount of US$9,200,000. The initial closing drawdown was US$1,766,588. Subsequent drawdowns were based on meeting certain financial conditions, including the Company achieving net free cash flow of at least US$1,050,000 over a quarterly period .. The notes bear interest at 8% per annum, payable monthly.

The notes were convertible at the option of the lender at a price of US$0.98. The 982,143 warrants issued to the lender on closing are exercisable for 5 years at the conversion price of US$0.98, and any warrants issued to the lender in future will be exercisable at 115% of the 5-day volume-weighted average trading price (“VWAP”) of the common shares on the 5 trading days immediately preceding the date of issue.  The lender may also opt to receive interest in common shares in lieu of cash at US $0.98 per share.  The notes mature in 24 months and are prepayable in full (if the prepayment amount is funded by new debt) or in part (if the prepayment amount is funded by equity) at the option of the Company after 6 months at a price equal to 107% of the principal being repaid .. The lender had the right to redeem 7.5% of principal monthly commencing in March, 2015 payable in cash or shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price) , subject to certain conditions, including that the VWAP of the common shares exceeds US$0.60 per share on the payment date and on each of the 20 trading days immediately preceding such date, and that an SEC registration statement is effective for resale of the common shares issuable under the notes ..

Management Discussion and Analysis

May 31, 2015

Operational:

•

Construction of the 4 Heap Leach solution ponds was completed by installation of protective Geo-textile & HDPE membrane liners on the walls and floors of the solution ponds. The material is impervious to solutions and liquids hence protect the surroundings from any poisonous chemical leakages from the ponds.

•

During the quarter, the Company successfully started pilot irrigation of ore on pad #1 & #2 out of the 4 leach pads, marking the launch of the pilot gold heap leach processing operation at Buckreef Main South Pit.

•

Construction of the gold room, laboratory and cyanide storage building, including erection of the wall, deck, painting and installation of strong gold room doors and windows were also completed.

•

Mining at South Pit continued in March during the third quarter with a total of 8,770.25 tonnes @ 1.49 g/t Au for 419.45 ounces of gold and all hauled to Pad #2. There were no mining activities at South pit during April and May mainly due to the mining equipment being utilised in the loading of ore and tracking of the same to the heap leach Pads #1 and Pad # 2 from ROM Pad, and also due to the prevalent rains during the period which flooded the pit mine floor.

•

DMO continued installing the remaining parts on the CIC Process Plant which included main electrical switch box for electrical power supply from the main Tanesco power line and the connection of electrical power to all plant motors and pumps at the ILS/PLS/BLS plus the testing

•

DMO completed installation of about 80% of all the CIC plant parts, the temporary boiler and the extension of the gold room platform. DMO technicians have since left site after partial commissioning of the completed parts of the plant.

•

Water for the CIC Process Plant was sourced from the Buckreef fresh water dam by constructing a 4 inch pipeline from the dam to the Plant and an alternative source of water supply to the Plant was pumped from the old Buckreef mine shaft using a 3 inch supply line laid from the shaft to the CIC Plant using a submersible pump from Buckreef store.

•

The temporary elusion boiler of capacity 250kg dry carbon and 450kg loaded carbon was tested with 6 runs of partially loaded carbon whereby 6 steel wools were obtained for smelting test run. The pilot test run on the boiler was found ok with all the 6 elements.

•

Pilot test smelting using acid digestion of the 6 steel wools from the carbon offloads with grades ranging from 28 – 32 g/t gold was conducted successfully in the period.

Management Discussion and Analysis

May 31, 2015

Overall Performance

As at May 31, 2015, the Company had current assets of $1,097,436 compared to $2,614,572 on August 31, 2014.  The decrease is mainly due to net expenditures on exploration of $1,718,806 (2014 - $2,073,380), additions to property, plant and equipment of $652,286 (2014 - $331,723) in connection with the construction of the processing plant, and cash used in operations of $459,186 (2014 - $2,860,720) offset by proceeds from the sales-leasebacks of $592,354 (2014 - $nil) and the net proceeds from the convertible senior note financing of $684,979 (2014 - $nil).  Mineral properties and deferred exploration assets were $47,209,775 as compared to $47,052,468 at August 31, 2014.

Net loss for the nine month period ended May 31, 2015 was $6,965,509 compared to a net loss of $766,866 in the comparable nine month period ended May 31, 2014.  The main difference in net loss between the two periods is due to the following fluctuations:

-

A lower gain from the revaluation of warrant liability during the nine month period ended May 31, 2015 of $331,000, compared to a gain of $3,491,000 in 2014,

-

A gain on the revaluation of derivative liability of $150,000 compared to $nil in 2014.

-

An increase in write offs of mineral properties of $2,091,862 during the nine month period ended May 31, 2015 compared to $853,544 in 2014

-

Interest accretion of $540,980 in connection with the convertible senior note financing that was closed in December 2014, which was not present in the comparable nine month period ended May 31, 2014.

-

Finance costs of $167,322 compared to $nil in the comparable period, which represents interest in connection with the convertible senior note financing that closed in December 2014, which was not present in the comparable nine month period ended May 31, 2014.

-

A loss on the amendment of the convertible senior note financing resulting from the amendment of the terms of the financing on March 25, 2015, as described earlier, which resulted in a loss of $2,057,506 (2014 - $nil) for the nine month period ended May 31, 2015.

-

A loss on redemption of the convertible senior note financing resulting from the redemption option held by the lender in connection with the terms of the convertible senior note financing, which resulted in a loss of $88,073 (2014 - $nil) for the nine month period ended May 31, 2015.

The remainder of the expenses decreased in comparison to the prior period as the Company looked to be more cost effective as it worked towards securing additional financing and moving its Buckreef project into production.  These variances are further discussed below.

During the nine month period ended May 31, 2015, the Company issued 13,500 shares (2014 – 293,319 shares) pursuant to the RSU plan with a value of $31,840 (2014 - $1,279,236).  The Company issued 400,000 (2014 – nil) shares with a value of $264,000 (2014 - $nil) in connection with a finder’s fee related to the convertible senior note financing completed in December 2014.  The Company issued 500,000 (2014 – nil) shares with a value of $250,000 (2014 - $nil) in connection with the March 25, 2015 amendment to the terms of the convertible senior note financing that was originally completed in December 2014. The Company also issued 1,299,135 (2014 – nil) shares with a value of $1,236,935 (2014 - $nil) in connection  with redemptions by the lender pursuant to the redemption option held by the lender in connection with the terms of the convertible senior note financing.  In the current year, capital was utilized for the Buckreef Gold Project development, property acquisition, exploration, capital

Management Discussion and Analysis

May 31, 2015

equipment purchases and general operating expenses as tabulated below.  The remaining funds/cash liquid assets are invested in interest bearing investments, which are highly liquid.

C$ (000)
Funds available August 31, 2014	1,830
Convertible senior note financing, net of issue costs	1,618
Sales-leasebacks	592
Repayment of convertible senior note	(934)
Equipment purchases	(652)
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(1,719)
General corporate expenses	(458)
Funds available May 31, 2015	$277

Based on the Company’s current funding sources, and taking into account the working capital position and capital requirements at May 31, 2015, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. On December 29, 2014, the Company closed the issuance of US$10,000,000 in convertible senior notes, which was subsequently amended on March 25, 2015 reducing the outstanding loan amount to USD$1,450,000 with an option of up to an additional USD$4,000,000 at the option of the lender; see note 20 of the unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2015 for details.  Furthermore, the Company is continuing to pursue additional financing, which the Company believes will fund the construction of the Buckreef Project and additional projects. However, there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms. The unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2015do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim condensed consolidated financial statements.

Additional funding may be derived from revenues generated in the future from anticipated completion and operation of its heap leach mine currently under development.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company’s ability to raise equity or debt financing include:  the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.  For a more detailed list of risk factors, refer to the Company’s Amended Form 20-F Annual Report for the year ended August 31, 2014, which is filed on SEDAR as the Company’s Annual Information Form.

Due to the current low interest rate environment and lack of funds, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

Management Discussion and Analysis

May 31, 2015

TRENDS

•

There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  The prices of precious and base metals have been subject to extreme volatility over recent periods, as such the Company remains cautious;

•

The Company’s future performance is largely tied to development of the Buckreef project and other main projects and outcome of future drilling results; and

•

Current financial markets are likely to be volatile in Canada for the remainder of the year, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Selected Financial Information

	As at and for the nine month period ended May 31, 2015	As at and for the year ended August 31, 2014	As at and for the year ended August 31, 2013
Total Revenues	$0	$0	$0
Net income (loss) for the period	$(6,965,509)	$(2,416,265)	$(3,225,998)
Basic income (loss) per share	$(0.07)	$(0.02)	$(0.03)
Diluted income (loss) per share	$(0.07)	$(0.02)	$(0.03)
Total assets	$51,833,011	$52,792,901	$58,193,340
Total long term financial liabilities	$331,882	$0	$0
Cash dividends declared per share	$0	$0	$0

Results of Operations

Net additions to mineral properties and deferred exploration costs for the nine month period ended May 31, 2015 were $1,718,806, compared to $2,073,380 for the nine month period ended May 31, 2014.  The amount has decreased as compared with the prior year as the Company’s resources have been strained.  Accordingly, the Company is focusing on the most critical activities, and cutting back on exploration.  The Company has allocated resources on mining of the Buckreef property and on construction of the heap leach and processing plant, incurring property, plant and equipment additions of $652,286 (2014 - $331,723).  Exploration activities have reduced as the Company advances its Buckreef project towards the commencement of production and continues exploration work on other projects in its portfolio and at the same time is conscious about conserving its cash in the current economic downturn.

Management Discussion and Analysis

May 31, 2015

Net loss for the nine month period ended May 31, 2015 was $6,965,509, compared to a net loss of $766,866 for the comparable nine month period ended May 31, 2014.  For the three month period ended May 31, 2015 and 2014, there was a net loss of $6,061,769 compared to a loss of $651,476, respectively.

The main difference in net loss between the two years for both the nine month period and the three month period is due to the following variances:

-

A lower gain from the revaluation of warrant liability during the nine month period ended May 31, 2015 of $331,000 compared to a gain of $3,491,000 in 2014 (three month period ended May 31, 2015 - $155,000 (2014 - $1,242,000))

-

A gain on the revaluation of derivative liability of $150,000 compared to $nil in 2014 (three month period ended May 31, 2015 – loss of $1,172,721 (2014 - $nil))

-

An increase in write offs of mineral properties of $2,091,862 during the nine month period ended May 31, 2015 compared to $853,544 in 2014 (three month period ended May 31, 2015 - $1,855,287 (2014 - $680,058))

-

Interest accretion of $540,980 in connection with the convertible senior note financing that was closed in December 2014 which was not present in the comparable nine month period ended May 31, 2014 (three month period ended May 31, 2015 - $98,312 (2014 - $nil))

-

Finance costs of $167,322 compared to $nil in the comparable period, which represents interest in connection with the convertible senior note financing that was closed in December 2014 which was not present in the comparable nine month period ended May 31, 2014 (three month period ended May 31, 2015 - $19,356 (2014 - $nil))

-

A loss on the amendment of the convertible senior note financing resulting from the amendment of the terms of the financing on March 25, 2015 as described earlier which resulted in a loss of $2,057,506 (2014 - $nil) for the three and nine month period ended May 31, 2015.

-

A loss on redemption of the convertible senior note financing resulting from the redemption option held by the lender in connection with the terms of the convertible senior note financing which resulted in a loss of $88,073 (2014 - $nil) for the three and nine month period ended May 31, 2015.

Variances in the remaining expenditures is set out below:

For the nine month period ended May 31, 2015, depreciation expense was $252,347, compared to $192,892 for the nine month period ended May 31, 2014. The increase of $59,455 is due to purchases over the last year resulting in higher amounts of depreciation on overall capital assets. The capital expenditure for the nine month period ended May 31, 2015 was $652,286 as compared to $331,723 in the nine month period ended May 31, 2014.  The increase in capital expenditures is due to construction of the heap leach pads and processing plant.  The processing plant is currently not yet being depreciated as it is currently still under construction and not in use.

Consulting fees for the nine month period ended May 31, 2015 were $147,810, compared to $51,981 in the comparable nine month period ended May 31, 2014.  Consulting expenses increased during the current period as the Company decreased its employee base and hired consultants in their place to be more cost efficient.  The increase in consulting fees is offset by a decrease in salaries and benefits as discussed below.  Consulting fees for the three months ended May 31, 2015 were $67,975 compared to $(28,871) in the comparable period ended May 31, 2014. The negative expense in the prior period was due to account reclassifications.

Management Discussion and Analysis

May 31, 2015

Directors’ fees for the nine month period ended May 31, 2015 were $237,822, compared to $286,989 in the comparable nine month period ended May 31, 2014.  For the three month period ended May 31, 2014, director fees amounted to $79,641 (2014 - $113,280).  Director fees decreased between the two periods due to longer amortization periods of RSU’s in the current period.

Office and general expenses for the nine month period ended May 31, 2015 were $197,105, compared to $272,977 in the comparable nine month period ended May 31, 2014. Office and general costs decreased between the comparable periods due to cost reduction measures across all areas of the Company in light of the current economic conditions and resources available to the Company.  For the three month period ended May 31, 2015, office and general expenses were $48,390, compared to $88,227 in the comparable period ended May 31, 2014. The reason for the decrease for the three month period is the same as above.

Shareholder information costs for the nine month period ended May 31, 2015 increased to $344,098 from $247,219 for the comparable nine month period ended May 31, 2014. The increase is due to additional reporting requirements in connection with the various financings and operational updates in the current year.  For the three month period ended May 31, 2015, shareholder information costs were $159,626 compared to $66,564 for the three month period ended May 31, 2014. The increase in the three month period is due to the same reason above.

Professional fees increased by $58,195 for the nine month period ended May 31, 2015 to $435,751 from $377,556 for the nine month period ended May 31, 2014.  Professional fees were higher during the current quarter as the Company deals with tax litigation in Tanzania, various business consulting fees on strategy regarding future financings, and other matters as it approaches initial production on its Buckreef project.  For the three month period ended May 31, 2015 professional fees went from $179,800 for the three month period ended May 31, 2014 to $204,614. The increase is due to the same reasons above.

Salaries and benefits expense decreased to $774,292 for the nine month period ended May 31, 2015 from $1,035,055 for the nine month period ended May 31, 2014.  Salaries and benefits decreased as the former CFO left the Company and the new CFO came in at lower rates as well as the Company using consultants in the place of salaried employees which carries a lower cost than having salaried employees.  The expenses for the corresponding three month period ending May 31, 2015 and 2014 were $232,011 and $352,034 respectively. Salaries and benefits decreased due to the same reason as for the nine month period.

Share based payments for the nine month period ended May 31, 2015 were $342,137, compared to $926,397 in the comparable nine month period ended May 31, 2015.  Share based payments vary depending on the number of equity based compensation options issued and vesting.  See note 7 of the unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2015 and 2014 for details.  Director fee RSU expense was $100,122 and $151,137, respectively.

For the nine month period ended May 31, 2015, travel and accommodation expense decreased by $139,323 from $175,268 in 2014 to $35,945.  For the three months ended May 31, 2015, travel and accommodation expense decreased by $71,226 from $75,090 in 2014 to $3,864. Travel and accommodation expense was particularly high in 2013 due to an increase in travel to Tanzania related to working towards the advancement of projects into future production.

Management Discussion and Analysis

May 31, 2015

For the nine month period ended May 31, 2015, the foreign exchange gain was $499,085 compared to an exchange loss of $35,107 for the same nine month period ended May 31, 2014. The years’ Tanzanian Shilling exchange rate increased from 1,503 at August 31, 2014 to 1,670 at May 31, 2015.

Interest expense for the nine month period ended May 31, 2015 was $5,180, compared to income of $44,205 for the nine month period ended May 31, 2014.  Interest income decreased as the average cash balance in interest bearing accounts decreased during the current period.  The expense is a result of interest assessed on taxes due in Tanzania.

The interest accretion expense for the nine month period ended May 31, 2015 was $540,980, compared to $4,779 for the nine month period ended May 31, 2014. The interest relates to the issuance of convertible debt.  Interest accretion was higher as of May 31, 2015 as the Company raised funds through the convertible senior note financing closed in December 2014.  The Company also incurred finance costs of $167,322 (2014 - $nil) in relation to interest payments on the convertible senior note financing during the nine month period ended May 31, 2015.

During the nine month period ended May 31, 2015, the Company agreed to abandon and wrote off $2,091,862 in expenses in various project areas (2014 – wrote off $853,544) from abandoning various licenses; see note 3 of the unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2015 and 2014 for details. The Company is continuously evaluating its mineral properties Licenses and Carry Forward Balances and makes adjustments as deemed necessary to reflect current plans to explore and develop licenses into the future.

A gain of $331,000 (2014 – gain of $3,491,000) was recognized during the nine month period ended May 31, 2015 in connection with the revaluation of the warrant liability.  Warrant liability is revalued at every reporting period using the Black-Scholes model.  See note 7 of the unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2015 and 2014 for details.

A gain of $150,000 (2014 – $nil) was recognized during the nine month period ended May 31, 2015, in connection with the revaluation of the derivative liability.  The derivative liability is revalued at every reporting period using the Black-Scholes model.  See note 20 of the unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2015 and 2014 for details.

A loss on the amendment of the convertible senior note financing resulting from the amendment of the terms of the financing on March 25, 2015 as described earlier which resulted in a loss of $2,057,506 (2014 - $nil) for the three and nine month period ended May 31, 2015.

A loss on redemption of the convertible senior note financing resulting from the redemption option held by the lender in connection with the terms of the convertible senior note financing resulted in a loss of $88,073 (2014 - $nil) for the three and nine month period ended May 31, 2015.

Management Discussion and Analysis

May 31, 2015

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)

	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	$(6,062)	$324	$(1,227)	$(1,649)	$(650)	$(1,704)	$1,589	$(2,755)
Basic and diluted income (loss) per share	$(0.06)	$0.00	$(0.01)	$(0.02)	$(0.01)	$(0.02)	$0.02	$(0.03)

Liquidity and Capital Resources – Going Concern Discussion

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding.  Previously, the Company obtained funding via private placements, public offering and various sources, including the Company’s President and CEO.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at May 31, 2015, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. On December 29, 2014, the Company closed the issuance of US$10,000,000 in convertible senior notes, which was subsequently amended on March 25, 2015 reducing the outstanding loan amount to USD$1,450,000 with an option of up to an additional USD$4,000,000 at the option of the lender; see note 20 of the unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2015 for details.  Furthermore, the Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However, there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms. The unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2015 do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim condensed consolidated financial statements.

As of May 31, 2015, the Company’s working capital position was a negative working capital of $3,381,834 (August 31, 2014 – $1,325,667 positive working capital).  As the Company’s mineral properties advance, additional equity and debt financing will be required to fund exploration and mining activities.  Additional funding may be derived from revenues generated in the future from anticipated completion and operation of its heap leach mine currently under development.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

Management Discussion and Analysis

May 31, 2015

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 3), the Company is committed to rental payments of approximately $21,468 as at May 31, 2015 (August 31, 2014 - $nil) for premises in fiscal 2015.

The Company also entered into a commitment with DMO Technological Services Ltd. of Zimbabwe for the purchase of a carbon in column plant in connection with the heap leach operations at Buckreef with remaining commitments in the amount of USD $nil (August 31, 2014 - USD$582,240).

Convertible Debt

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share. On September 14, 2013 the promissory notes matured and the Holders elected repayment of the promissory notes in cash.  Accordingly $1,060,000 plus interest in the amount of $30,000 was paid on September 16, 2013.

Convertible senior note

Initial issuance:

On December 29, 2014, the Company closed out of escrow the issuance of US$10,000,000 in convertible senior notes to an institutional lender, which  facility was increasable to US$15,000,000, subject to financial criteria.

The notes were issued at an 8% discount, with an initial funding amount of US$9,200,000.  The notes were convertible at the option of the lender at a price of US$0.98.  The notes bear interest at 8% per annum, payable monthly.   The lender may opt to receive interest in common shares in lieu of cash at US$0.98 per share ..  The notes mature in 24 months and were prepayable in full (if the prepayment amount is funded by new debt) or in part (if the prepayment amount is funded by equity) at the option of the Company after 6 months at a price equal to 107% of the principal being repaid .. The lender had to the right to redeem 7.5% of principal monthly commencing in March, 2015 payable in cash or shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price) , subject to certain conditions, including that the volume-weighted average trading price (“VWAP”) of the common shares exceeds US$0.60 per share on the payment date and on each of the 20 trading days immediately preceding such date, and that an SEC registration statement is effective for resale of the common shares issuable under the notes ..

The initial closing drawdown was US$1,766,588. Subsequent drawdowns were to be made based on meeting certain financial conditions, including the Company achieving net free cash flow of at least US$1,050,000 over a quarterly period ..  As at February 28, 2015, the Company had not achieved the financial conditions, as such, the cash held in escrow was restricted and unavailable to the Company for use.  As at February 28, 2015, the Company repaid USD$750,000.

On closing, 982,143 warrants were issued to the lender , which are exercisable for 5 years at the conversion price of US$0.98.  Any warrants issued to the lender in the future will be exercisable at 115% of the 5-day VWAP of the common shares on the 5 trading days immediately preceding the date of issue.

Management Discussion and Analysis

May 31, 2015

The Company incurred $435,174 in direct expenditures relating to securing this financing.  In addition, 400,000 shares and 400,000 warrants were issued as finder’s fees (Note 7).  The 400,000 warrants are exercisable for 2 years at the conversion price of US$0.98.These costs have been recorded as transaction costs against the convertible senior notes to be amortized over the life of the notes.

Amendment to initial issuance:

On March 25, 2015, the Company amended the terms of its convertible senior note financing, the first drawdown under which successfully closed on December 29, 2014.

The outstanding principal at the time of the amendment was US$9,250,000 representing the original USD$10,000,000 less the payment made as part of the lenders “mandatory redemption option”. The previously escrowed funds were returned to the lender.  Under the amended financing, there is no escrow of funds and the outstanding principal amount of the notes was reduced to US$1,450,000. Interest at 8% per annum is calculated on the reduced principal amount only, effective from March 1, 2015. A maximum of US$300,000 in cash was repayable in April, 2015, pursuant once again to the lender’s "mandatory redemption option."

The reduced amount of outstanding notes w convertible at the option of the lender at 115% of the 5-day volume-weighted average trading price on the NYSE MKT of the Company's common shares as at December 9, 2014 (being US0.98). The terms of the 982,143 share purchase warrants issued to the lender on closing are unchanged; they remain exercisable for 5 years at the conversion price, and the lender may also opt to receive interest in common shares in lieu of cash at that price. The notes mature in 24 months and are prepayable at the option of the Company 6 months after the original closing. The lender may resume mandatory redemptions of up to US$750,000 monthly commencing in May, 2015 payable in cash or, subject to registration and certain financial criteria, shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price).

20.

The lender will be entitled to advance up to an additional US$4,000,000 to the Company in exchange for 8% discount notes subject to the same maturity and repayment terms (and entitlement to share purchase warrants) as currently apply, with a conversion price of US$0.98, subject to downward adjustment to $0.50, from and after September 30, 2015, under certain market conditions. In consideration of the amendments agreed to, the lender will receive 500,000 common shares of the Company.

Management Discussion and Analysis

May 31, 2015

The balance of the convertible senior note is as follows:

	May 31, 2015	August 31, 2014
Note issued at face value ($10,000,000 USD)	$ 11,626,808	$ -
Discount on convertible note ($800,000 USD)	(930,145)	-
Conversion component of convertible note ($2,934,000 USD)	(3,359,000)	-
Transaction costs relating to convertible note - shares	(264,000)	-
Warrants issued to debenture holders	(443,000)	-
Transaction costs relating to convertible note – broker warrants	(72,000)	-
Transaction costs relating to convertible note - cash	(435,174)	-
Amortization of bond discount and transaction costs	540,980	-
Repayments – cash ($750,000 USD)	(933,825)	-
Reduction of conversion component on repayment	252,000	-
Foreign exchange	282,731	-
Balance, prior to amendment	$ 6,265,375	$ -
Reduction in notes on amendment	(4,521,501)	-
Redemption of convertible notes	(1,148,682)	-
Foreign exchange	37,025	-
Balance, end of the period	$ 632,217	$ -

Derivative in convertible senior notes:

The conversion option is considered an embedded derivative as it is denominated in USD whereas the Company’s functional currency is the Canadian dollar. The feature is classified as a current liability on the statement of financial position and is carried at fair value as determined by the Black-Scholes option pricing model, with changes in fair value recorded as gains or losses in the statement of comprehensive loss.

The assumptions in valuing the embedded derivative on issuance at December 29, 2014 include an expected volatility of 74%, a risk free interest rate of 0.72% and an expected life of 2 years resulting in a fair value on issuance of $3,359,000.  As at May 31, 2015, the derivative in the convertible note is valued at $21,000 (August 31, 2014 - $nil).  The assumptions in valuing the embedded derivative at May 31, 2015 include an expected volatility of 80%, a risk free interest rate of 0.61% and an expected life of 1.5 years.  The decrease in value of the derivative in convertible promissory note resulted in a gain of $150,000 (2014 - $nil) for the nine month period ended May 31, 2015. This gain relates only on the conversion option on the outstanding amount of convertible notes as at May 31, 2015, after the amendment and redemption of convertible notes.

Interest expense related to the Debentures amounted to $167,322 (2014 - $nil), as at May 31, 2015 and is recorded as finance charge in the statement of comprehensive loss. Accretion expense during the nine month period ended May 31, 2015 totaled $540,980 (2014 - $nil).  All interest payments have been paid as of May 31, 2015.

During the nine month period ended May 31, 2015, the lender redeemed $1,148,862 of convertible senior notes which was paid in shares, which resulted in the issuance of 2,999,135 common shares with a fair value of $1,236,935.  The resulting loss on redemption of convertible senior notes of $88,073 (2014 - $nil) is reflected as a loss for the nine month period ended May 31, 2015.

Management Discussion and Analysis

May 31, 2015

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

(a)

The Company entered into the following transactions with related parties:

Nine months ended May 31,	Notes	2015	2014
Legal services	(i)	$264,530	$205,357
Rent	(ii)	$20,046	$21,347
Rent	(iii)	$5,516	$25,829
Consulting	(iv)	$137,950	$64,911
Consulting	(v)	$91,215	$nil

(i)

The Company engaged a legal firm for professional services in which one of the Company’s directors is a partner.  During the nine month period ended May 31, 2015, the legal expense charged by the firm was $264,530 (2014 - $205,357).  As at May 31, 2015, $315,021 remains payable (August 31, 2014 - $28,648).

(ii)

During the nine month period ended May 31, 2015, $20,046 (2014 - $21,347) was paid to a company associated with the Company’s Chairman and COO and his spouse for office rental.

(iii)

During the nine month period ended May 31, 2015, $5,516 (2014 - $25,829) was paid to a company associated with the Company’s CFO for office rental.  This office rental lease was cancelled effective November 1, 2014.

(iv)

During the nine month period ended May 31, 2015, $137,950 (2014 - $64,911) was paid for heap leach construction consulting and website/data back-up services to companies controlled by individuals associated with the CEO.

(v)

During the nine month period ended May 31, 2015, $91,215 (2014 - $nil) was paid for grade control drilling and other consulting services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

At May 31, 2015, the Company has a receivable of $nil (August 31, 2014 - $2,072) from an organization associated with the Company’s President and CEO.

At May 31, 2015, the Company has a receivable of $5,541 (August 31, 2014 - $16,622) from the former general manager of the Company for amounts advanced on his behalf.

Management Discussion and Analysis

May 31, 2015

During the nine month period ended May 31, 2015, the Company sold automotive and mining equipment in the amount of $243,805 to directors of the Company and $333,700 to the Company’s CEO for total proceeds of $577,505 as described in Note 4.  Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly.  The effective interest rate on the capital lease obligation outstanding is between 20% and 30%.

As at May 31, 2015, the balance outstanding under capital lease obligations is $592,354 (August 31, 2014 - $nil) and is repayable within 1 year based on the monthly payments as described above.  As such, the capital lease obligation is classified as a current liability.

(b)

Remuneration of directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Nine months ended May 31,	2015		2014
	Salaries and benefits (1)	Share based payments (2), (3)	Salaries and benefits (1)	Share based payments (2), (3)
Management	$ 254,674	$ 289,076	$ 316,737	$ 583,336
Directors	137,700	100,122	135,852	151,137
Total	$ 392,374	$ 389,198	$ 452,589	$ 734,473

(1)

Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

(2)

Compensation shares may carry restrictive legends.

(3)

All RSU share based compensation is based on the accounting expense recorded in the year.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 9, 2012, the Board resolved to suspend 1,500,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,000,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  As of January 9, 2014, the Board further resolved to amend the suspension to 1,200,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,300,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

Management Discussion and Analysis

May 31, 2015

Of the 1,300,000 shares authorized for issuance under the Plan, 1,207,754 shares have been issued as at May 31, 2015.

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income  The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets

The Company follows the balance sheet method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments and Warrant Liability and Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model.   See note 7 of the May 31, 2015 unaudited interim condensed consolidated financial statements for full disclosure.

Management Discussion and Analysis

May 31, 2015

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any costs incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.  Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.

Management Discussion and Analysis

May 31, 2015

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  During the nine month period ended May 31, 2015, the Company wrote off $2,091,862 of costs related to its mineral properties (2014 – $853,544).  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Management Discussion and Analysis

May 31, 2015

Financial Instruments

Fair Value of Financial Instruments

The Company designated its other financial assets, derivatives in convertible senior notes and warrant liability as fair value through profit and loss, which are measured at fair value.  Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement.  Fair value of warrant liability and derivatives in convertible senior notes are categorized as Level 3 measurement as it is calculated based on unobservable market inputs.   Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST receivable from the Canada Revenue Agency, Tanzanian Revenue Authority and amounts due from related parties.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The Company’s future interest income is exposed to changes in short-term rates.  As at May 31, 2015, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $3,000 (2014 - $43,000).

Management Discussion and Analysis

May 31, 2015

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at May 31, 2015, the Company had current assets of $1,097,436 (August 31, 2014 - $2,614,572) and current liabilities of $4,479,270 (August 31, 2014 - $1,288,905). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital deficiency of the Company is $3,381,834 (August 31, 2014 - $1,325,667 working capital).

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At May 31, 2015, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at May 31, 2015.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 107,411,006 common shares outstanding, 1,382,143 share purchase warrants outstanding, and 1,661,907 RSUs outstanding.

Outlook

The Company’s Board of Directors has confirmed the strategic objective of the Corporation is to develop the Buckreef Gold Project as with part of the low cost cash dlow generating mine projects including the Kigosi Gold project. The Company is also exploring and evaluating various mineral properties in the portfolio. In addition, management is of the opinion that Itetemia’s Golden Horseshoe Reef (GHR) represents a modest, yet robust, medium-grade, near surface gold deposit that warrants further feasibility investigations. As well, the Luhala and Lunguya properties hold modest but low cost gold extraction potential.  Management has developed a conceptual production plan whereas Buckreef South Main resource is currently at mine development including the construction of low cost heap leach plant. This plan is part of a bigger plan aimed at advancing Buckreef (including Main, South, Bingwa and Tembo), Itetemia, Luhala and Kigosi projects through various stages of development into eventual production.

Management Discussion and Analysis

May 31, 2015

Exploration Summary

The continuity of expenditures on mineral properties is as follows:

Management Discussion and Analysis

May 31, 2015

Buckreef Project

Mine Development and Operations

Progress

The Buckreef Project is located in the Geita District of the Geita Region south of Lake Victoria, some 110km southwest of the city of Mwanza (see Figure, overleaf).  The project area can be accessed by ferry across Smiths Sound, via tarred national road and thereafter via unpaved but well-maintained gravel roads. The Project comprises five prospects. One of the projects Buckreef constitutes three ore zones namely Buckreef South, Buckreef Main and Buckreef North.

The Project is fully-licensed for the mining and extraction of gold. The first low cost Heap Leach gold extraction plant is 80% completed. This is just one of several gold projects in the pipe line designed to generate cash flow for the entire Buckreef Project.

The following work was completed during the third quarter of fiscal 2015:

•

Completion of both GPS and Total Station surveys of Campsite and CIC Plant Area and the generation of the first surface map of how and where the plant area is located in relation to the other sites as a reference map.

•

The re-installation of the leachate outlet/drainage pipes was completed by the Contractor, Safe Liners Company (SLC), based in Arusha.

•

The loading of blended resource material on the Pad # 2 with a total of 6,126.25 tonnes of material grading @2.68 g/t Au for a total contained gold of 528.19 ounces.

•

Installation by DMO of solution supply pipes connecting the ILS pond to the leaching pads, PLS pipes to ILS, 3inch return pipe (overflow) from plant to the ponds completed and tested. Submersible pumps and electrical power installed and tested on PLS & ILS. Flow meters on 3 of the ponds installed.

•

Installation of submersible pumps on the ILS/PLS/BLS ponds by DMO was completed and tested. ILS/BLS pumps feed the pads for irrigation and a test run on Pad 1 irrigating with water was successful.

•

Main electrical switch box for electrical power supply and connection to the main Tanesco power line, including connection to all plant motors and pumps at the ILS/PLS/BLS were completed and tested by DMO in the quarter.

•

Water Pump Station at the Buckreef Dam was installed for CIC plant and ILS pond water supply using a 1500RPM pump supplied by Local Contractors, Kisuke & Mathew Co Ltd.

Mining activities at South Pit continued during March in the third quarter. The total resource stockpile at ROM Pad as of 1st June 2015 is 38,676.57 tonnes @ 0.82 g/t Au for 1,018 ounces gold following the hauling of total of 12,087.9 tonnes @ 3.64 g/t Au (1,416.26 oz Au) from ROM Pad onto Pad #3 during May.

A total balance of 38,676.57 tonnes @ 0.82 g/t Au or 1,018.48 Oz remained at the ROM Pad at the close of the quarter as shown in the table below;

Management Discussion and Analysis

May 31, 2015

The table below summarizes the cumulative tonnage mined and grading to the end of the quarter.

ROM Pad Stockpile Balance: March 2015 - May 2015

The Stock balance at Pad #1 at the close of the third Quarter is 21,944 tonnes @ 2.38 g/t Au for 1,676.49 ounces gold as shown on table below.

Pad #1 Stock balance as of Third Quarter 2015

The stock balance at Pad #2 at the close of the third quarter is 12,943.75 tonnes @ 2.77 g/t Au for 1,153.13 ounces gold as shown on the table below.

Management Discussion and Analysis

May 31, 2015

Pad #2 Stock balances as of Third Quarter 2015

The stock balance at Pad #3 at the close of the third quarter is 12,087.57 tonnes @ 3.64g/t. A total 1,260 tonnes of coarse river sand were hauled to the ROM Pad in May 2015 for mixing with river sand to improve permeability and percolation. This river sand was thoroughly mixed with the 12,087.8t of HG resource material then subsequently truck-stacked onto Pad #3. Irrigation on Pad#3 is to start on the next 4th Quarter.

Exploration Projects

Itetemia Project

The Itetemia gold deposit includes the Mineral Resources of the Golden Horseshoe Reef (“GHR”), and is an advanced stage exploration project focusing on the development of the GHR. Significant metres of drilling and sampling so far completed over the GHR and surrounding areas culminated in the estimation of the following Mineral Resources by CSA Australia Pty (Ltd) (“CSA”).  The gold resource numbers for the GHR are as at 8th March 2011 using a cut-off grade of 1.0g/t:-

DOMAIN	CLASSIFICATION	VOLUME (m3)	TONNES (t)	GRADE (g/t)	OUNCES oz
Main Lode	Indicated	816,000	2,390,000	3.14	241,000
	Inferred	355,000	1,053,000	3.68	125,000
TOTAL MAIN LODE		1,171,000	3,443,000	3.31	366,000
Footwall Lode	Indicated	141,000	409,000	1.92	25,000
	Inferred	128,000	380,000	2.57	31,000
TOTAL FOOTWALL LODE		269,000	789,000	2.23	57,000
TOTAL INDICATED		957,000	2,799,000	2.96	266,000
TOTAL INFERRED		483,000	1,433,000	3.39	156,000
GRAND TOTAL		1,440,000	4,232,000	3.11	422,000

Rounding results in computational discrepancies

Management Discussion and Analysis

May 31, 2015

The main activity completed for the Itetemia project is the feasibility study works (final metallurgical testwork, process engineering designs, etc.) undertaken by MaSS Resources company.

The Itetemia Environmental Impact Statement (EIS) document which was submitted to the National Environment Management Council (NEMC) in the previous quarter was approved towards the end of the third quarter and awaits collection. With the approval of the Itetemia Gold Project EIS we can now proceed with the processes of applying apply for a mining licence on the project.

At the end of this quarter Itetemia project area had 12 PLs covering a surface area of 55.47 square kilometers.

Kigosi Project

Kigosi Project area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian Government, the Kigosi Mining Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence. The procedures for de-gazetting the Kigosi mining licence project area from a game reserve area to a mining area on the government gazette has not been completed by government of Tanzania.

There were no developments on the Kigosi mining area degazetting process during the third quarter to allow mine development on the idling Kigosi Mining Licence. The project has remained with 26 PLs and 1 mining license covering a surface area of 412.19 square kilometers.

Luhala Project

The Luhala Project is an advanced stage exploration project focusing on the development of the Luhala gold deposit which consists of five anomalous hilltops. The mineralization is stratabound shear-zone hosted gold mineralization (stratigraphic and structural control) within a distinct unit of felsic rocks with associated ferruginized mafic and felsic rocks.

Varying amounts of drilling and sampling has been conducted over the various deposits at Luhala, which has to-date resulted in the estimation, by CSA, of the following Mineral Resources for Luhala as at 8th March 2011 using a cut-off grade of 1.0g/t:

DOMAIN / ZONE	CLASSIFICATION	VOLUME (m3)	TONNES (t)	GRADE (g/t)	OUNCES oz
Kisunge Central	Inferred	410,000	870,000	1.76	48,900
Kisunge East		110,000	240,000	2.15	16,800
Kisunge South		60,000	120,000	1.68	6,300
Shilalo South		100,000	200,000	2.47	15,900
Shilalo West		200,000	430,000	1.73	23,900
TOTAL LUHALA PROJECT		880,000	1,860,000	1.87	112,000
TOTAL INFERRED		880,000	1,860,000	1.87	112,000
GRAND TOTAL		880,000	1,860,000	1.87	112,000

Rounding results in computational discrepancies

Management Discussion and Analysis

May 31, 2015

The process of selecting a consultant to carry out feasibility study at the Luhala gold project has been completed and once funds are available the contract to engage the consultant to carry out the study will be signed to initiate the FS study works.

The project has remained with 5 PLs covering a surface area of 34.18 square kilometers.

Lunguya Project

The Lunguya gold project is situated on a major NW-SE regional shear zone which extend north into Barrick’s Bulyanhulu gold mine (>10M oz).  Gold in these shear zones occur in narrow shear-foliated quartz veins in sheared contacts between basalts and granites. Potential for the discovery of an economic resource from Lunguya can be inferred from active small scale mining activities which are contiguous with Lunguya.  Work so far completed at Lunguya has identified bull’s eye gold in soil anomalies and RAB-drilled contact along the granite-greenstone contacts.  Reassessment is ongoing to determine whether additional work is required to upgrade the resource.  The project has remained with 7 PLs covering a surface area of 90.23 square kilometers.

Exploration Projects

Following the Company’s decision to include mine development to its strategy of generating maximum revenue from its extensive portfolio of properties and with the rising costs of maintaining prospecting and other licences in Tanzania, management decided to drop some licences.  A technical team was formed to review the prospectivity of the entire licence portfolio in Tanzania and propose to management licences to be dropped. Thirty eight (38) licences were proposed to be retained as were believed to be on prospective areas for gold mineralization.

The projects with licences on advanced development stage include Buckreef with one mining licence with five prospects namely Buckreef main, Eastern Porphyry, Bingwa, Tembo and Buziba; Kigosi with one mining licence with two prospects, namely Luhwaika and Igunda Itetemia with advanced Golden Horseshoe Reef (GHR) prospect awaiting mining licence application and Luhala project with advanced drill prospects including Luhala, Shilalo and Kisunge prospects, awaiting feasibility study completion.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk.  For further details on the risk factors affecting the Company, please see the Company’s amended Form 20-F Annual Report for year ended August 31, 2014 filed on SEDAR as the Company’s Annual Information Form.

Management Discussion and Analysis

May 31, 2015

Disclosure Controls and Procedures (“DC&P”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of DC&P.  Management conducted an assessment of the effectiveness of the DC&P in place as of May 31, 2015 and concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in filings.  Any system control over disclosure procedures, particularly for junior exploration companies, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all inaccuracies.  These limitations include limited personnel available for such work, geographical logistics and human error among others.  The Board of Directors assess the integrity of the public financial disclosures through the oversight of the Audit Committee.

Internal Control Over Financial Reporting (“ICFR”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of ICFR.  Management conducted an assessment of the effectiveness of the ICFR in place as of May 31, 2015 and concluded that such procedures are adequate and effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with International Financial Reporting Standards.  Any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for the design and effectiveness of disclosure controls and procedures (“DC&P”) and the design of internal control over financial reporting (“ICFR”) to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s controls are based on the Committee of Sponsoring Organizations (“COSO”) 1992 framework. The Company’s CEO and the CFO have evaluated the design and effectiveness of the Company’s DC&P as of May 31, 2015 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company. The CEO and CFO have also evaluated the design and effectiveness of the Company’s ICFR as of May 31, 2015 and concluded that these controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

During the current period there have been no changes in the Company’s DC&P or ICFR that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE MKT LLC trading under the symbol “TRX”.  Additional information about the Company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tanzanianroyalty.com.

Management Discussion and Analysis

May 31, 2015

Approval

The Board of Directors of the Company has approved the disclosure contained in the interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.